1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

June 13, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)
(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IS shares of the Advantage Portfolio, Emerging Markets Portfolio, Emerging Markets Domestic Debt Portfolio, Emerging Markets External Debt Portfolio, Global Opportunity Portfolio, Global Real Estate Portfolio, Growth Portfolio, International Equity Portfolio, International Opportunity Portfolio, International Real Estate Portfolio, Opportunity Portfolio, Select Global Infrastructure Portfolio and U.S. Real Estate Portfolio (collectively, the “Portfolios”), filed with the Commission on March 15, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 119 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 13, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please note that the following comments apply to each Portfolio, as applicable, and that changes, if any, should be made accordingly

Response 2.                               We note that the comments to the Prospectus apply to each Portfolio, as applicable, and the changes, if any, will be made accordingly.

Comment 3.                           Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.                               We confirm that the Fund has considered and determined that each Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.                            Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.                               The font size complies with the requirements of Rule 420.

Comment 5.                            Consistent with the Staff’s position regarding funds with “Global” or “International” in their name, please confirm that the applicable Portfolios invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.

Response 5.                               We confirm that each Portfolio with “Global” or “International” in their name invests a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), such Portfolios intend to invest their assets in investments that are economically tied to a number of countries throughout the world.

Comment 6.                           Please consider revising the format of the Prospectus as the cover page lists the Portfolios by asset class and the table of contents lists the Portfolios alphabetically.

Response 6.                               We respectfully acknowledge your comment; however, we believe the format of the cover page and table of contents is adequate and not confusing to investors.

COMMENTS TO THE PROSPECTUS

Comment 7.                           Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 7.                               The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolios—Risks” and “Additional Information About the Portfolios’ Investment Strategies and Related Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest.

Comment 8.                           Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses tables, if appropriate.

Response 8.                               This line item is not applicable to the Portfolios at this time.

Comment 9.                           Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 9.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 10.                    In the section of the Prospectus entitled “Portfolio Summary—Advantage Portfolio—Principal Investment Strategies,” the disclosure states that “[u]nder normal market conditions, the [a]dviser seeks to achieve the Portfolio’s investment objective by investing primarily in established companies within the range of companies included in the Russell 1000® Growth Index.” Please include the capitalization range of the securities included in the Russell 1000® Growth Index as of a recent date.

Response 10.                        The disclosure has been included as requested.

Comment 11.                    In the section of the Prospectus entitled “Portfolio Summary—Advantage Portfolio—Principal Risks,” please consider, if appropriate, including risk disclosure with respect to the Portfolio’s investments in convertible securities, limited partnership interests, other specialty securities having equity features and investments in franchise companies.

Response 11.                        We respectfully acknowledge your comment; however, we believe the risk disclosure under the sections of the Prospectus entitled “Portfolio Summary—Advantage Portfolio—Principal Risks,” “Details of the Portfolios—Advantage Portfolio—Risks” and “Additional Information about the Portfolios’ Investment Strategies and Related Risks” provide adequate disclosure relating to the risks of the equity securities in which the Portfolio invests.

Comment 12.                     Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  As a result, with respect to each Portfolio, please delete the second sentence in the first paragraph in the section of the Prospectus entitled “Portfolio Summary—Purchase and Sale of Fund Shares.”

Response 12.                        While the referenced disclosure is not specifically included in the requirements set forth in Item 6 of Form N-1A, we believe that the referenced disclosure is explanatory in nature, is beneficial information for the shareholders and is not inconsistent with the disclosure required by such Item.

Comment 13.                     The disclosure in the fourth paragraph of the section of the Prospectus entitled “Portfolio Summary—Emerging Markets Portfolio—Principal Investment Strategies” indicates that derivative instruments will be counted toward the Portfolio’s 80% investment policy of investing in equity securities of issuers located in emerging market countries to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within that policy.  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of equity securities of issuers located in emerging market countries.

Response 13.                        We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See

Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Portfolio is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 14.                     The disclosure in the first paragraph of the section of the Prospectus entitled “Portfolio Summary—Emerging Markets Domestic Debt Portfolio—Principal Investment Strategies” states that shareholders will be notified in writing regarding a change in the Portfolio’s 80% investment policy.  Please confirm supplementally whether shareholders would be notified in writing of a change in the Portfolio’s name.

Response 14.                        In the event there is a change to the Portfolio’s name, the Portfolio will file a supplement, as may be required, providing written notice to shareholders of such change.

Comment 15.                     With respect to the Emerging Markets Domestic Debt Portfolio, the 80% investment policy refers to investments in “debt securities.” The disclosure in the remaining sections of the Prospectus with respect to the Portfolio, however, refers to investments in “fixed income securities.” Please consider conforming the terms to correspond with the Portfolio’s 80% investment policy.

Response 15.                        We respectfully acknowledge your comment; however, consistent with the Portfolio’s investment objective, which is to seek high total return by investing primarily is fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries (emphasis added), we believe the current references to fixed income securities in the discussion of the Portfolio’s investment strategies and risk is appropriate.

Comment 16.                     The disclosure in the third paragraph under the section of the Prospectus entitled “Portfolio Summary—Emerging Markets Domestic Debt Portfolio—Principal Investment Strategies” states that the Portfolio’s holdings will not be subject to any minimum credit rating standard.  Please clarify whether the securities in which the Portfolio may invest include defaulted securities.

Response 16.                        As disclosed in the section of the Prospectus entitled “Details of the Portfolios—Emerging Markets Domestic Debt Portfolio—Risks,” the Portfolio may invest in high yield securities which are currently in default on principal or interest payments.

Comment 17.                    In the section of the Prospectus entitled “Portfolio Summary—Global Opportunity Portfolio—Principal Risks,” please consider, if appropriate, including risk disclosure with respect to the Portfolio’s investments in convertible securities, limited partnership interests, other specialty securities having equity features and investments in franchise companies.

Response 17.                        We respectfully acknowledge your comment; however, we believe the risk disclosure under the sections of the Prospectus entitled “Portfolio Summary—Global Opportunity Portfolio—Principal Risks,” “Details of the Portfolios—Global Opportunity Portfolio—Risks” and “Additional Information About the Portfolios’ Investment Strategies and Related Risks” provide adequate disclosure relating to the risks of the equity securities in which the Portfolio invests.

Comment 18.                     The disclosure in the first paragraph of the section of the Prospectus entitled “Portfolio Summary—Global Real Estate Portfolio—Principal Investment Strategies” states that the equity securities in which the Portfolio may invest include, among others, convertible securities.  If the convertible securities in which the Portfolio may invest may be rated below investment grade, please disclose this in the Principal Investment Strategy section.

Response 18.                        The Portfolio may invest in convertible securities rated below investment grade.  However, the Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade. Disclosure regarding the Portfolio’s investments in convertible securities rated below investment grade is included in the Statement of Additional Information under the section entitled “Investment Policies and Strategies—Equity Securities—Convertible Securities.”

Comment 19.                     With respect to the Global Real Estate Portfolio, please disclose, if appropriate, whether the Portfolio’s equity investments may include investments in limited partnership interests, including master limited partnership interests.

Response 19.                        The Portfolio may invest in limited partnership interests, including master limited partnerships.  However, the Portfolio does not have a principal strategy to invest in limited partnership interests. Disclosure regarding the Portfolio’s investments in limited partnership interests is included in the Statement of Additional Information under the section entitled “Investment Policies and Strategies—Equity Securities— Limited Partnership Interests.”

Comment 20.                     The disclosure in the third paragraph of the section of the Prospectus entitled “Portfolio Summary—Global Real Estate Portfolio—Principal Investment Strategies” states that “[t]he bottom-up research process…affects [their] decision to overweight or underweight a given region, sector and/or country.”  (Emphasis added).  Please supplementally explain what is meant by the underlined phrase.

Response 20.                        As disclosed in the “Portfolio Summary—Global Real Estate Portfolio—Principal Investment Strategies” and “Details of the Portfolios—Global Real Estate Portfolio—Process” sections, the Portfolio’s adviser and sub-advisers make decisions to overweight or underweight a given region, sector and/or country based on which property markets they believe provide better relative value and growth prospects.

Comment 21.                     The disclosure in the second paragraph of the section of the Prospectus entitled “Portfolio Summary—Growth Portfolio—Principal Investment Strategies” states that the [a]dviser “…seeks to invest in high quality companies...” (Emphasis added).  Please confirm whether this refers to companies that carry a rating in the top two ratings categories by Standard & Poor’s Rating Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), or by Moody’s Investors Service, Inc. (“Moody’s”).

Response 21.                        The quality of a company in which the Portfolio invests is determined by the adviser’s investment process and by proprietary criteria of the adviser, and is not determined by the ratings of S&P and Moody’s.

Comment 22.                    With respect to the Growth Portfolio, please supplementally list the types of equity securities in which such Portfolio may invest.  In addition, please supplementally explain what the disclosure concerning “other specialty securities having equity features” means.

Response 22.                        The Growth Portfolio’s equity investments may include common and preferred stocks, convertible securities and equity-linked securities, rights and warrants to purchase common stocks, depositary receipts, exchange-traded funds, limited partnership interests and other specialty securities having equity features.  The disclosure, which lists the equity securities in which the Growth Portfolio may invest, also includes the concept that other securities may be identified which have equity characteristics.

Comment 23.                     With respect to the International Opportunity Portfolio, please supplementally explain why “Other Expenses” in the Annual Portfolio Operating Expenses table under the section of the Prospectus entitled “Portfolio Summary—International Opportunity Portfolio—Fees and Expenses” are so high.

Response 23.                        The International Opportunity Portfolio’s Other Expenses are relatively high due to the asset size of the Portfolio.

Comment 24.                    With respect to the Select Global Infrastructure Portfolio, please consider adding risk disclosure regarding climate change or weather patterns as they pertain to the Portfolio’s investments.

Response 24.                        The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 25.                     Please include disclosure under the section of the Statement of Additional Information entitled “Investment Policies and Strategies—Fixed Income Securities—Freddie Mac Certificates” to the effect that Fannie Mae and Freddie Mac continue to operate while in conservatorship.

Response 25.                        The disclosure has been included as requested.

Comment 26.                     The Fund discloses that certain Portfolios may engage in transactions involving various types of swaps.  To the extent a Portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which a Portfolio operates.

Response 26.                        We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which a Portfolio operates.

Comment 27.                     Fundamental Investment Restriction #5 states that the Portfolios, as applicable, may borrow to the extent permitted by the statute and rules.  Affirmatively explain the Portfolios’ actual borrowing policy in the Statement of Additional Information.

Response 27.                        We note that an explanation of the Portfolios’ policy regarding borrowing is included in the section of the Statement of Additional Information entitled “Investment Policies and Strategies—Other Securities and Investment Strategies—Temporary Borrowing.”

Comment 28.                     Fundamental Investment Restriction #8 states the applicable Portfolios’ policy regarding concentration as investment of more than 25% in a given industry.  Please explain in the narrative disclosure that concentration results from investment of 25% or more in a given industry.

Response 28.                        We respectfully acknowledge the Staff’s comment; however, the Commission has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries.  See, e.g., Instruction 4 under Item 9(b) (1) of Form N-1A applicable to open-end funds which defines “concentration” to mean “investing more than 25% of a fund’s net assets in a particular industry or group of industries” (emphasis added).  See also, e.g., Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23064 (Mar. 13, 1998) (Mar. 23, 1998) (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”)  See also Statement of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975) and The First Australia Fund, Inc., No-Action Letter (July 29, 1999).

Comment 29.                     With respect to the International Real Estate Portfolio’s Fundamental Investment Restriction #6, please revise the phrase “as described in its Prospectus” to “as described in the Prospectus” (emphasis added) as there is only one Prospectus with respect to Class IS shares of the Portfolio.

Response 29.                        The disclosure has been revised accordingly.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Tara A. Farrelly of Morgan Stanley at (212) 296-6983 (tel) or (646) 452-4799 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Tara A. Farrelly